UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC File Number: 001-14100 CUSIP Number: 45254P102

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant: Impac Mortgage Holdings, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number): 19500 Jamboree Road

City, State and Zip Code: Irvine, California 92612

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On February 23, 2006, Impac Mortgage Holdings, Inc. (the “Company”) filed a Form 8-K reporting that certain amounts in the 2005 and 2004 Consolidated Statements of Cash Flows are being restated to properly reflect specific intercompany cash receipts from loan sales and cash disbursements for loan purchases between consolidated companies.    In connection with the restatement, management has identified a material weakness related to the design and maintenance of adequate controls over the preparation, review, presentation and disclosure of amounts included in the Company’s Consolidated Statements of Cash Flows. Cash inflows and outflows related to certain intercompany mortgage loan sales and purchases were inappropriately classified as operating cash flows and investing cash flows in the consolidated statements of cash flows.

As a result of the material weakness, management expects to conclude that, as of December 31, 2006, the Company’s disclosure controls and procedures and internal control over financial reporting were not effective based on the framework established in Internal Control-Integrated Framework issued by the Committee on Sponsoring Organizations of the Treadway Commission (COSO).  Furthermore, the Company is re-evaluating its disclosure controls and procedures for the periods impacted by the restatement, including the quarterly periods for 2006.

The Company is unable, without unreasonable effort and expense, to file its Form 10-K for the year ended December 31, 2006 on a timely basis.   Based on the discussion above, the Company needs additional time to report its internal control over financial reporting as of December 31, 2006 and re-evaluate its disclosure controls and procedures for the periods impacted by the restatement.  The Company will include management’s assessment of the Company’s internal control over financial reporting as of December 31, 2006 in its 2006 Form10-K, including a description of the material weakness, and it will also include a discussion of its re-evaluation of its disclosure controls and procedures for the periods impacted by the restatement.

                The Company currently expects to file its 2006 Form 10-K no later than the fifteenth calendar day following the prescribed due date.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Gretchen Verdugo	(949)	475-3600
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s net loss for 2006 was $(73.7) million compared to net earnings for 2005 of $270.3 million.

IMPAC MORTGAGE HOLDINGS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	For the year ended December 31,
	2006	2005
Net (loss) earnings before income taxes	(75,507)	267,781
Income tax (benefit) expense	(1,857)	(2,477)
Net (loss) earnings	(73,650)	270,258
Cash dividends on cumulative redeemable preferred stock	(14,698)	(14,530)
Net (loss) earnings available to common stockholders	$(88,348)	$255,728

Impac Mortgage Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 2, 2007	By	/s/Gretchen Verdugo
Gretchen Verdugo
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).